SINCERITY APPLIED MATERIALS HOLDINGS CORP
4 Avoca Street, South Yarra
VIC 3141 Australia
+61-421-007277

 August 13, 2021

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington D.C. 20549

Re:       Sincerity Applied Materials Holdings Corp- Request for Withdrawal
            of Form 15-12G (File Number  000-55475)

Ladias and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the Securities Act), Sincerity Applied Materials Holdings Corp (the Company) hereby requests that the Securities and Exchange Commission (the Commission) consent to the withdrawal of the Companys registration statement on Form 15-12G(File No. 000-55475), together with the exhibits and amendments thereto, which was filed on August 4 2021 (the Withdrawal Statement) as of the date hereof or at the earliest practicable date hereafter. The  Withdrawal Statement has not been declared effective by the Commission and no securities have been issued or sold under the Statement.
Accordingly, the Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid, if any, to the Commission in connection with the filing of the Statement be credited to the Companys account to be offset against the filing fee for any future registration statement or registration statements.

If you have any questions regarding this request, please contacxt the Companies CEO, Yiwen (James) Zhang at +61-421-007277

        Very truly yours
        Yiwen Zhang
        CEO